September 10, 2010

Via Edgar

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
450th Fifth Street
Washington, D.C.  20549-0405

Re:	Supplemental Response to Response dated July 16, 2010, to Comment Number 7 of the SEC Comment Letter dated May 27, 2010.

Dear Mr. Reynolds:

Attached are Schweitzer-Mauduit International, Inc.’s pro forma Summary Compensation, Grants of Plan Based Awards and Outstanding Equity Awards at Fiscal Year-End tables utilizing 2009 data prepared as models for our future disclosures based on our conversations with the Securities and Exchange Commission’s staff.

Sincerely,

/s/ John W. Rumely, Jr.

John W. Rumely, Jr.
Secretary and General Counsel

Summary Compensation

The executive compensation information reported in the Summary Compensation Table set forth below is for services rendered to the Company and its subsidiaries commencing on January 1, 2009 and ending on December 31, 2009, the last day of the Company’s 2009 fiscal year. All compensation earned in the 2009 fiscal year is reported in that year without regard to when actually paid by the Company or deferred by the recipient and therefore not technically received by the recipient in the 2009 fiscal year.

2009 Summary Compensation Table

Name and Principal Position(a)	Year(b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)	Non-Equity Incentive Plan Compensation ($)(g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(h)	All Other Compensation ($)(i)	Total ($)(j)

Frédéric P. Villoutreix Chief Executive Officer(1)	2009 2008 2007	685,000 488,501 439,410	35,863 36,860 36,618	3,595,431 0 682,235	988,969 69,565 225,967	0 0 0	38,187 284,433 286,062	5,343,450 879,359 1,670,292

Peter J. Thompson Treasurer, Chief Financial and Strategic Planning Officer(2)	2009 2008 2007	335,000 325,000 312,000	0 2,126 0	930,877 0 353,131	278,887 84,240 144,472	5,336 5,769 5,717	35,885 44,206 31,486	1,585,985 461,341 846,806

Torben Wetche Chief Financial Officer and Treasurer(3)	2009 2008	27,917 153,448	0 0	0 97,350	0 30,131	0 0	275,565 13,906	303,482 294,835

Michel Fievez President–European Operations(4)	2009 2008	440,390 382,085	53,053 815	649,857 0	311,226 76,230	0 0	138,195 16,702	1,592,720 475,832

Otto R. Herbst Chief Operating Officer(5)	2009 2008 2007	426,030 354,430 335,000	0 2,105 0	1,491,264 0 289,326	437,745 130,128 180,900	0 0 0	45,114 100,551 175,264	2,400,153 587,214 980,490

Wilfred A. Martinez(6) President - Americas	2009	290,000	0	543,098	206,480	0	113,696	1,153,274

(1)
Mr. Villoutreix was the Chief Operating Officer from February 2006-December 2008.  On January 1, 2009 he became the Chief Executive Officer.  Column (d) Year 2008 includes a completion bonus of $32,973 and a one time bonus of $3,887 equal to the amount of dividends that participants who earned Restricted Stock Plan performance share awards would have earned had the shares earned been issued by the February 18, 2008 dividend record date. Column (e):  Year 2009 includes a Restricted Stock Plan award of 193,615 shares valued at the February 12, 2009 grant date price of $18.57, for which the performance criteria were met in 2009. Year 2007 includes a restricted stock award of 5,000 shares valued at the January 3, 2007 grant date price of $25.98 that vested on January 3, 2010. Dividends are not included in the disclosed stock award values. Column (i): Includes $10,000 to partially offset tax liabilities associated with restricted stock grants, $12,887 in dividends on restricted stock and $14,700 in 401(k) savings plan matching contributions.

(2)
Mr. Thompson was Chief Financial Officer and Treasurer from August 1, 2006–August 10, 2008. From August 11, 2008 until January 21, 2009 he was Vice President–Strategic Planning and Implementation. On January 22, 2009 he became Treasurer, Chief Financial and Strategic Planning Officer. Column (d): Year 2008 a one-time bonus equal to the amount of dividends that participants who earned Restricted Stock Plan performance share awards in 2007 would have earned had the shares earned been issued by the February 18, 2008 dividend record date. Column (e): Year 2009 includes a Restricted Stock Plan performance share  award of 50,128 shares valued at the February 12, 2009 grant date price of $18.57, for which the performance criteria were met in 2009. Year 2007 includes a restricted stock award of 2,500 shares valued at the January 3, 2007 grant date price of $25.98 that vested on January 3, 2010. Dividends are not included in the disclosed stock award values. Column (h):  An increase representing market-based interest on his cash balance retirement fund account balance in the Schweitzer-Mauduit International, Inc. Retirement Plan. Column (i): Includes $5,000 to partially offset tax liabilities associated with restricted stock grants $14,805 in 401(k) savings plan matching contributions, $10,454 in Company contributions to the Deferred Compensation Plan that exceeded IRS limitations on qualified plan contributions, $3,626 in dividends on restricted stock, $1,000 reimbursement of tax preparations fees and $1,000 in company match on charitable donations.

(3)
Mr. Wetche was Chief Financial Officer and Treasurer from August 11, 2008 to January 22, 2009.  Column (c): Year 2008 includes unused regular vacation of $25,770.  As Mr. Wetche was employed at 12/31/2008, but subsequently left the Company’s employ, per Company policy he earned a 2009 vacation benefit as of that date. The 2008 amounts reflect amounts earned in 2008 for 2009 vacation. Column (e) Year 2008 includes a following restricted stock award of 5,000 shares valued at the August 11, 2008 grant date price of $19.47 that was to vest on August 10, 2012, but was forfeited. Dividends are not included in the disclosed stock award value. Column (i):  Includes $11,315 in 401(k) savings plan matching contributions, $251,250 in severance and $13,000 in mortgage and housing fees.

(4)
Mr. Fievez first became a Named Executive Officer in 2008. His compensation is paid in euros and it has been converted at the 12/31/2009 exchange rate of 1.517 euros to the U.S. dollar for 2009 compensation and the 12/31/2008 exchange rate of 1.3912 euros to the U.S. dollar for 2008 compensation, with the exception of the AIP payment which has been converted at the 3/4/2009 exchange rate of 1.264 euros to the U.S. dollar. Column (c):  Year 2009 includes $9,343 in unused vacation. Column (d); Year 2008 includes a one-time bonus equal to the amount of dividends that participants who earned Restricted Stock Plan Performance Share awards in 2007 would have earned had the shares earned been issued by the February 18, 2008 dividend record date. Column (e):  Year 2009 includes a Restricted Stock Plan performance share  award of 34,995 shares valued at the February 12, 2009 grant date price of $18.57, for which the performance criteria were met in 2009. Dividends are not included in the disclosed stock award value. Column (i):  $109, 649 in Company contributions to the Deferred Compensation Plan that vests on March 21, 2010, $5,445 in dividends on restricted stock, $113 for an annual physical, $9,025 for life insurance, $8,848 in unemployment insurance, and $5,115 in car allowance.

(5)
Mr. Herbst was President-Americas from August 1, 2006 until January 1, 2009 when he became Chief Operating Officer. Column (c):  Year 2009 and Year 2008 include $6,030 in unused vacation. Column (d):  Year 2008 includes a one-time bonus equal to the amount of dividends that participants who earned Restricted Stock Plan Performance Share awards in 2007 would have earned had the shares earned been issued by the February 18, 2008 dividend record date. Column (e):  Year 2009 includes a Restricted Stock Plan performance share award of 80,305 shares valued at the February 12, 2009 grant date price of $18.57, for which the performance criteria were met in 2009. Dividends are not included in the disclosed stock award values. Column (i):  Includes $4,000 to partially offset tax liabilities associated with restricted stock grants, $11,797 in 401(k) saving plan matching contributions, $21,222 in Company contributions to the Deferred Compensation Plan in 401(k) saving plan contributions that exceeded IRS limitations on qualified plan contributions, and $8,105 in dividends on restricted stock.

(6)
Mr. Martinez first became a Named Executive Officer in 2009. Column (e): Year 2009 includes a Restricted Stock Plan  award of 29,246 shares valued at the February 12, 2009 grant date price of $18.57, for which the performance criteria were met in 2009. Dividends are not included in the disclosed stock award value. Column (i):  Includes $16,221 in 401(k) saving plan matching contributions, $95,475 in relocation expenses and $2,000 in company match on charitable donations.

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Market Value of Stock Awards ($)(2)
Name (a)	Grant Date (b)(1)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(l)
Frédéric P. Villoutreix FY 2009 FY 2010 Total	2/12/2009 2/12/2009	385,313 0	513,750 0	988,969 0	26,450 50,779	105,800 65,522	211,601 131,042	3,929,431 2,433,450 6,362,881
Peter J. Thompson FY 2009 FY 2010 Total	2/12/2009 2/12/2009	113,063 0	150,750 0	278,888 0	6,848 13,163	27,392 16,984	54,785 33,971	1,017,357 630,841 1,648,199
Torben Wetche	-----------	0	0	0	0	0	0	0
Michel Fievez FY 2009 FY 2010 Total	2/12/2009 2/12/2009	131,579 0	175,438 0	333,332 0	5,458 5,580	21,831 13,950	43,661 27,900	810,785 518,103 1,328,888
Otto R. Herbst FY 2009 FY 2010 Total	2/12/2009 2/12/2009	173,250 0	231,000 0	450,450 0	10,970 20,611	43,883 26,594	87,766 53,187	1,629,815 987,683 2,617,497
Wilfred A. Martinez FY 2009 FY 2010 Total	2/12/2009 2/12/2009	87,000 0	116,000 0	220,400 0	3,952 3,812	15,809 9,527	31,617 19,056	587,128 353,870 940,998

(1)
The award opportunity granted on 2/12/2009 could be earned in part based upon 2009 performance and in part based on 2010 performance.  The number of shares and the future payout value for each year at Threshold, Target and Maximum performance levels are shown in separate rows and in total.  The Named Executive Officer forfeits these shares if he does not remain employed by the Company until March 2011.  The number of shares and the Grant Date dollar value of the shares earned in 2009 is reported in column (e) of the Summary Compensation Table. The dollar value of the shares earned calculated at the December 31, 2009 closing price is reported in column (h) in the Outstanding Equity Awards at Year End Table.

(2)
Column (l) is calculated by multiplying the maximum number of shares which could be earned at the conclusion of the award opportunity cycle as reported in column (h) by $18.57, the February 12, 2009 grant date stock price.

2009 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards			Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#)(b)	Option Exercise Price ($)(e)	Option Expiration Date (f)(1)	Number of Shares or Units of Stock That Have Not Vested (#)(g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(h)(7)	Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of unearned shares, Units or Other Rights That Have Not Vested ($)(j)(7)(8)
Frédéric P. Villoutreix	0			208,615(2)	14,676,065	131,042	9,218,805
Peter J. Thompson 1/8/2001 1/15/2002 1/2/2003 1/2/2004 1/3/2005	6,528 2,339 4,077 3,315 2,980	19.35 23.045 24.525 30.165 33.55	1/7/2011 1/14/2012 1/1/2013 1/1/2014 1/2/2015	54,128(3)	3,807,905	33,971	2,389,860
Torben Wetche	0			0		0
Michel Fievez	0			39,995(4)	2,813,648	27,900	1,962,765
Otto R. Herbst 1/8/2001 1/15/2002 1/2/2003 1/2/2004 1/3/2005	3,000 4,700 3,750 5,200 5,250	19.35 23.045 24.525 30.165 33.55	1/7/2011 1/14/2012 1/1/2013 1/1/2014 1/2/2015	90,305(5)	6,352,957	53,187	3,741,705
Wilfred A. Martinez	0	0	0	29,246(6)	2,057,456	19,056	1,340,590

(1)	The option grants listed became fully vested on 1/8/2004, 1/15/2005, 1/2/2006, 1/2/2007 and 1/3/2008.

(2)
Includes 10,000 shares of restricted stock that vested on January 1, 2010, 5,000 shares of restricted stock that vested on January 3, 2010, and 193,615 shares awarded pursuant to the Restricted Stock Plan that were earned with respect to 2009 performance objectives and that vest in March 2011.

(3)
Includes 4,000 shares of restricted stock that vested on January 1, 2010 and 50,128 shares awarded pursuant to the Restricted Stock Plan that were earned with respect to 2009 performance objectives and that vest in March 2011.

(4)
Includes 5,000 shares of restricted stock which vest on May 31, 2011 and 34,995 shares awarded pursuant to the Restricted Stock Plan that were earned with respect to 2009 performance objectives and that vest in March 2011.

(5)
Includes 5,000 shares of restricted stock which vested on January 1, 2010, 5,000 shares of restricted stock which vest on August 1, 2010 and 80,305 shares awarded pursuant to the Restricted Stock Plan that were earned with respect to 2009 performance objectives and that vest in March 2011.

(6)	Shares awarded pursuant to the Restricted Stock Plan that were earned with respect to 2009 performance objectives and that vest in March 2011.

(7)	Value calculated using December 31, 2009 share price of $70.35 per share.

(8)	Value is calculated based on Maximum achievement levels under the Restricted Stock Plan for the 2010 performance share award opportunity.